Exhibit (a)(5)(A)
                                                           -----------------

FOR IMMEDIATE RELEASE

               Rare Medium Group, Inc. Announces Commencement of
    Its Tender Offer for Up To 2,500,000 Shares of Its Voting Common Stock

New York, NY - March 13, 2003 - Rare Medium Group, Inc. (OTCBB and Pink
Sheets: RRRR) today commenced its tender offer for up to 2,500,000 shares of the company's outstanding voting common stock at a price of $1.00 per share. The price represents approximately an 82 percent premium over the best bid price of the voting common stock of $0.55 per share and approximately a 56 percent premium over the last sale price of the voting common stock of $0.64 per share, as reported by the Pink Sheets LLC at www.pinksheets.com and the Over-The-Counter Bulletin Board at www.otcbb.com on March 12, 2003. The company currently has 7,039,758 shares of voting common stock outstanding and 8,990,212 shares of non-voting common stock outstanding.

The tender offer commenced today, March 13, 2003, and will expire at 5:00 p.m., New York City time, on April 16, 2003, unless extended by the company. The tender offer is available to all company stockholders. It is subject to various terms and conditions described in the tender offer materials distributed to stockholders.

If the offer is over subscribed, the tendered shares will be purchased on a pro rata basis, except for "odd lots" of less than 100 shares which will be purchased on a priority basis. The company intends to fund the tender offer with its cash on hand.

American Stock Transfer & Trust Company is acting as the Depositary. Morrow & Co., Inc. is acting as Information Agent. Any stockholders who require tender offer materials may contact the Information Agent at 445 Park Avenue, 5th Floor, New York, New York 10022, (800) 607-0088 (toll-free) or (212) 754-8000
(collect). Banks and brokerage firms should call (800) 654-2468 (toll-free). None of Rare Medium, its Board of Directors, the Depositary or the Information Agent makes any recommendation to stockholders as to whether to tender or refrain from tendering shares.

This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares. The offer to purchase the company's voting common stock is only made pursuant to an offer to purchase and related materials that the company is commencing to mail to stockholders today. Stockholders should read these materials carefully because they contain important information, including various terms and conditions of the tender offer. Stockholders will also be able to obtain the offer to purchase and related materials free of charge from the web site of the Securities and Exchange Commission at www.sec.gov.

         Contact:          Craig Chesser/Robert Lewis
                           Rare Medium Group, Inc.
                           (212) 730-7540
                           info@raremedium.com